Exhibit 4.8

TRANSLATION OF ORIGINAL HEBREW AGREEMENT

Personal Employment Agreement

Made and Executed in Nes Tziona on December 31, 2004.

Between:	Arel Communications and Software Ltd.
22 Einstein St., POB 4042
Science Park, Kiryat Weizmann,
Nes Tziona, Israel 74140
The First Party;	(Hereinafter: the "Company")

And Between:	Eran Kariti
I.D. 2-2897972-0
From 18 Stefan Zwieg St., Tel Aviv
Telephone: 6486919-03
The Second Party;	(Hereinafter: the "Employee")

Whereas:	The Employee has been employed by the Company since June 5, 2000 pursuant to a previous employment agreement dated July 6, 2000, as amended, which shall terminate on December 31, 2004;

And Whereas:	The parties desire to extend the term of Employee's employment by two additional years, beginning from January 1, 2005 until December 31, 2006;

And Whereas:	The Company is interested in employing the Employee in the position of Vice President for Research and Development, subject to the terms of this Agreement;

And Whereas:	The Employee has expressed his desire to be employed by the Company in the aforesaid position, subject to the terms of this Agreement, and has represented himself as possessing the necessary knowledge, experience, and qualifications to serve in such position;

Therefore it is conditioned, declared and agreed by the parties as follows:

1.	Preamble and Interpretation

The Preamble to this Agreement and its appendices constitute an integral part hereof.

2.	Special Agreement

This Agreement is personal, special, and regulates the relations between the Company and the Employee and exclusively determines the employment terms of the Employee by the Company. Therefore, neither collective agreements including the appendices thereof, nor national or industry agreements and including any other agreement or collective arrangement, made from time to time between employers and the Histadrut Workers Union and/or between the Company and any of its employees, shall apply to the Employee. In addition, this Agreement shall void any previous agreement between the parties.

3.	Positions and Authorities

The Company shall employ the Employee as Vice President of Research and Development, subject to the terms of this Agreement, for a period of two years beginning January 1, 2005, until December 31, 2006, unless the employment of the Employee is terminated earlier according to the terms of this Agreement.

The Employee shall report to the CEO of the Company exclusively, and shall act according to his directives.

4.	Scope of Position

4.1	The Employee shall work within the territory of the State of Israel and from time to time shall have to work outside such territory.

4.2	The Employee undertakes to work such hours as shall be required to carry out the duties of his position.

4.3	The Employee declares that his state of health enables him to carry out the requirements obligated by the extent of his position as aforesaid.

5.	Personal Trust

5.1	The Employee undertakes to act diligently, devotedly, faithfully, and with fidelity in carrying out this Agreement, and to act to the best of his ability for the good of the Company.

5.2	Without derogating from the generality of Section 5.1 above, with the exception of the passive management of his personal investments, the Employee shall not engage in any other occupation or other business activity, nor receive a benefit or a promise of benefit from any person or other body regarding his employment in the Company, without the prior approval of the Company.

5.3	Without derogating from the generality of Section 5.1 above, the Employee shall not make use of information and/or documents that have come to his attention in the framework of his employment, and shall refrain from any matter that involves a conflict of interest or is liable to constitute a conflict of interest between the interests of the Company and his interests or those of another person or entity connected with him.

5.4	Without derogating from the generality of Section 5.1 above, the Employee undertakes to inform the Company, immediately and without delay, of any matter or subject in which he has a personal interest and/or which is liable to cause a conflict of interest between his interests and the interests of the Company.

5.5	The Employee’s position is counted amongst those positions requiring a special degree of personal trust according to the meaning of this term in the Hours of Work and Rest Law, 1951 (Hereinafter: the “Hours of Work Law”), and therefore the provisions of this Law shall not apply to the Employee.

5.6	These provisions are supplementary to any fiduciary duty imposed upon the Employee pursuant to any law and/or practice and/or agreement and shall not derogate therefrom.

6.	Company Procedures

The Employee undertakes to strictly and precisely abide by the general work procedures of the Company as they shall be provided to him in writing, and they shall constitute an integral part of the provisions of this Agreement.

7.	Hours Of Work and Remuneration

In compensation for his employment by the Company, the Company shall pay the Employee a gross monthly remuneration as set forth in Section 16 hereof (Hereinafter: the “Salary”).

7.1	The Salary shall be paid the Employee once a month, no later than the 9th day of each Gregorian month, for the previous month.

7.2	Unless otherwise set forth in Section 16, the Salary amount stated in Section 16 is a gross sum. Should it become evident that the Employee is entitled to payment, whether for overtime pay or for work during days of rest, the Salary set forth in Section 16 shall be considered to include an additional global sum for payment in lieu of overtime and/or work on days of rest. The Employee shall not be entitled to any compensation or payment of any sort whatsoever, other than the Salary and/or the benefits set out in Section 17, unless expressly stated in this Agreement.

8.	Annual Vacation

8.1	The Employee shall be entitled to paid annual vacation, to recuperation pay, and to sick pay, as set forth in Section 17.

8.2	Vacation days may be accrued for up to two years (i.e., until 46 days). At the conclusion of two years, the remainder of vacation days exceeding the determined limit shall be redeemed.

8.3	The Employee shall inform the Company 10 days in advance of the date he is to take vacation, and that date shall be approved provided that it will not harm Company’s affairs.

8.4	The Employee and/or the Company may redeem for money vacation days lawfully accrued but not utilized.

9.	Manager’s Insurance

9.1	Subject to the directives determined from time to time by the Income Tax Commission, the Company shall allocate to the insurance company, as part of manager’s insurance, an amount equal to 13.33% (comprised of 8.33% for severance pay and 5% for benefits) of the Base Salary only, as such is defined in Section 16.2.

The Company shall deduct and allocate from the Employee’s Salary, at his expense, 5% of the Base Salary, which shall constitute the Employee’s benefits payment, and the Employee hereby agrees that the Company may deduct this 5%.

9.2	At the request of the Employee and subject to the consent of the Company, the Company shall insure the Employee with a pension fund of his choice, in lieu of insurance by way of manager’s insurance set forth in Section 9.1 above. The scale of the allocations to the pension fund, both on account of the Company and on account of the Employee, shall be according to the regulations of the pension fund, but in any event shall not exceed the sums as set forth in Section 9.1 above.

9.3	The sums to be transferred by the Company as part of allocations for severance pay shall remain the property of the Company. The sums shall be transferred to the ownership of the Employee upon his departure from the Company, unless the employment of the Employee is terminated in circumstances which justify dismissal without payment of severance pay and/or the Employee should fail to hand over his position to his replacement as required pursuant to Section 13 and/or the Employee should commit a fundamental breach of his obligations pursuant to this Agreement.

10.	Army Reserve Duty

During his periods of army reserve duty, the Employee shall be entitled to receive his full salary from the Company. The Employee undertakes to provide the appropriate documentation of active reserve duty to the Company for submission to the National Insurance Institute, in order to enable the Company to claim its due from the National Insurance Institute.

11.	Taxes

The Company shall not bear any taxes or other mandatory payments imposed on the Employee (for the avoidance of doubt, this shall include the bonuses mentioned in Section 18), including income tax, national insurance, national health insurance, and membership fees, and shall duly deduct such from his wages.

12.	Termination Of Employment

12.1	The Company shall be entitled to terminate the employment of the Employee at any time, immediately, without advance notice, for any reason whatsoever.

12.1.1	In such a case, the Employee shall be entitled to receive his Salary until the end of the term of employment pursuant to this Agreement, namely until December 31, 2006, and the Company shall continue to allocate payments on its account and on account of the Employee, to manager’s insurance/pension fund/further education fund/disability fund, until December 31, 2006. For the avoidance of doubt, in this case, the Employee shall be entitled to the bonuses mentioned in Sections 18.1, 18.2. In addition, the Employee shall be entitled to the bonus mentioned in Section 18.3 which shall be calculated as the higher of $500,000 gross or the pre-tax profit which constituted the source of the money deposited in trust with the Contract Trustee as set forth in Section 19 hereof. In the event that the pre-tax profit constituting the source of the money deposited in trust with the Contract Trustee shall be lower than $500,000 gross, the Contract Trustee shall transfer the sum held in trust to the possession of the Employee, and the Company shall pay the remainder of the bonus, being the difference between the pre-tax profit constituting the source of the money deposited in trust with the Contract Trustee, and $500,000 gross. In addition, upon the termination of the employee-employer relationship period, all the stock options not yet exercised – shall vest, these options shall be given to the Employee to be exercised pursuant to the terms of the options.

12.1.2	The Company shall be entitled to make payments pursuant to Section 12.1.1 earlier than scheduled, at its discretion.

12.1.3	If demanded by the Company, the Employee agrees to continue to fulfill his position for a period that shall not exceed 90 days from the time notice is served pursuant to Section 12.1.

12.2	Without derogating from the foregoing, the Company may dismiss the Employee immediately, without prior notice, subject to law, and without being obligated to pay the Employee the payments in Sections 12.1.1, 12.1.2, and 12.1.3 above, in any event in which the dismissal shall be carried out in circumstances set forth in this section below:

(a)	Intentional or gross negligence causing damage to the Company or to the property of the Company, based on the reasonable judgment of the board of directors of the Company.

(b)	Breach of the duty of confidentiality or non-competition of the Employee vis-à-vis the Company.

(c)	Embezzlement or misuse of Company funds.

(d)	Falsification of Company reports or records.

(e)	Breach of the duties of loyalty and care applicable to a manager of a company.

(f)	Actions or omissions in contradiction to directives of the Company’s CEO submitted in writing to the Employee, and that were not corrected by the Employee within 7 days of the written warning regarding them.

(g)	In circumstances in which severance pay may be fully or partially denied to an employee according to the law applicable in Israel.

12.3	The Employee shall be entitled to terminate this Agreement at any time, for any reason whatsoever and with no obligation for providing reasons, upon the serving of prior written notice of 90 days. Resignation due to the material deterioration of the employment conditions shall not be considered resignation for the purposes of this Agreement, and specifically not for the purposes of Section 18 and Section 19 hereof.

12.4	Severance Pay shall be paid according to the Severance Pay Law, 1963.

13.	Transfer of Position

The Employee undertakes that immediately upon termination of his employment in the Company, for any reason whatsoever, he will act as follows:

13.1	The Employee will deliver and/or will return to the Company all documents, diskettes, or any other magnetic media, letters, listings, reports and any other documents in his possession and connected to the business of the Company and so too all equipment and/or other property of the Company provided for him. Additionally, he undertakes to erase such information as may be present on a personal computer at his residence or owned by him.

13.2	The Employee shall transfer the documents and the matters in his care to whom the Company shall determine, in an orderly fashion and according to the procedures determined by the Company, in such a manner to enable a reasonable and suitable person, taking into account the position, to continue to carry out his position in an orderly fashion and without harm to the Company.

14.	Confidentiality

14.1	During the term of his employment with the Company and thereafter, the Employee undertakes not to disclose and/or to transfer to any person and/or entity outside of the company, information pertaining to the Company or information received by him through his employment at the Company, and/or in connection with the Company that is not part of the public domain, and/or is not lawfully demanded by an authority of the State of Israel. The Employee undertakes to keep confidential all matters pertaining to the business and the affairs of the Company, and not to harm the reputation of the Company or its customer base in any way.

Without derogating from the generality of the foregoing, information, for the purposes of this section, shall include:

14.1.1	Information pertaining to the production or development processes of the Company.

14.1.2	Business information pertaining to the business of the Company.

14.1.3	Inventions, research, and technical or scientific knowledge.

14.1.4	Data regarding sales, products and services with which the Company deals.

14.1.5	Pricing methods and profitability calculations.

14.1.6	Customer lists of the Company, information about customers of the Company, their businesses and activities, made known to the Employee or received by him through his employment with the Company.

14.2	Results of his work and any invention and/or idea discovered by the Employee during the term of his employment with the Company, or related to his employment at the Company, shall be considered the property of the Company and shall belong to it, and the Company shall be entitled to act as it desires and to register such invention and /or idea in its name.

14.3	The Employee undertakes to do all that is required of him by the Company to protect the findings and/or the ideas in favor of the Company, wherever required, and sign any document necessary for such purpose, provided that the costs involved therewith shall be borne by the Company.

15.	Non-Competition

15.1	During the term of his employment at the Company and during a period no shorter than 12 months after termination of his employment at the Company, for any reason, (Hereinafter: “Non-Competition Period), the Employee shall not engage in, participate in, nor accept a position in any form or manner whatsoever that competes directly or indirectly with the activities of the Company, and/or shall not place himself in a situation that constitutes activity competitive with the Company, in or outside of Israel.

15.2	In addition to the foregoing in Section 15.1 above, the Employee undertakes that during the Non-Competition Period he will not approach the Company’s customers and will not receive from Company customers or from any person or other body, any position, proposal, offer, employment or business in a field in which the Company had already engaged at that time or had begun to engage.

15.3	The Employee declares that fulfilling his undertakings pursuant to this Agreement, his employment by the Company and use of the information and qualifications possessed by him does not breach and will not breach any other agreement or obligation to secrecy or non-competition to which he is a party, or was a party prior to his employment by the Company, and that he did not enter into and will not enter into any oral or written agreement that contradicts the foregoing or in this document.

16.	Salary

16.1	The Employee shall be paid an aggregate monthly salary of $12,500, converted into New Israeli Shekels at the times of payment (Hereinafter: the "Total Salary").

16.2	80% of the Total Salary (Hereinafter: the "Base Salary") shall constitute the exclusive basis for the following payments: manager's insurance (including benefits funds), allocations to pension funds, disability payments, and further education fund.

16.3	The cost of living and salary increases applicable to all employees in the country, as applicable from time to time, shall apply to the Total Salary.

17.	Ancillary Benefits

17.1	Manager’s insurance/pension fund: 13.33% shall be allocated on account of the Company and 5% shall be allocated on account of the Employee, and in total 18.33% shall be allocated from the Base Salary. Additionally, the Company shall pay up to the rate of 2.5% from the Base Salary for disability.

17.2	Further education fund: 7.5% on account of the Company and 2.5% on account of the Employee and in total, 10% shall be allocated from the Base Salary.

17.3	Annual leave: The Employee shall be entitled to 23 days of vacation per year not including Fridays and Saturdays.

17.4	Payment of recuperation pay shall be according to law.

17.5	Payment of sick pay shall be according to law. For the avoidance of doubt, subject to law, sick days may not be accrued nor may they be redeemed, and shall not be redeemed upon termination of the Agreement or at any other time.

17.6	The Employee shall be entitled to reimbursement of gasoline expenses from the Company, up to the sum of $300 per month, and which may not be accrued. The Employee shall bear any expense exceeding said amount. The Company shall bear the tax expenses resulting from this section.

18.	Bonuses

18.1	Regarding the years 2005 and 2006, the Employee shall be entitled to receive an annual bonus of a maximum amount of $25,000 per year at the end of each year (Hereinafter: the “Annual Bonus”), provided that Company performance justifies payment of the bonus and according to the decision of the Company CEO. The Annual Bonus shall be paid no later than 30 days after approval of the bonus by the CEO, provided that the Employee is not dismissed pursuant to Section 12.2, or did not resign pursuant to Section 12.3 of this Agreement, until the time of payment of the annual bonus. For the avoidance of doubt, should the Employee be dismissed pursuant to Section 12.2, or resign pursuant to Section 12.3 of this Agreement, except for resignation due to material deterioration of his employment conditions, after the dates specified above, the Employee shall not be obliged to return monies paid according to this section up until the cessation of the employee-employer relationship as aforesaid.

18.2	The Employee shall be entitled to receive an additional bonus totaling $150,000 (Hereinafter: the “Two-Year Bonus”). The Two-Year Bonus shall be paid in installments as follows, provided the Employee is not dismissed pursuant to Section 12.2, or did not resign pursuant to Section 12.3 of this agreement, until the dates stated as follows: a sum of $37,500 by June 30, 2005; a sum of $37,500 by December 31, 2005; a sum of $37,500 by June 30, 2006; and a sum of $37,500 by December 31, 2006. For the avoidance of doubt, should the Employee be dismissed pursuant to Section 12.2, or resign pursuant to Section 12.3 of this agreement, following the aforementioned dates, the Employee shall not be obliged to return monies that were paid according to this section up until the cessation of the employee-employer relationship, as aforesaid.

18.3	Provided that the Employee was not dismissed pursuant to Section 12.2, or alternatively, did not resign pursuant to Section 12.3 of this agreement, the Employee shall be entitled to receive an additional bonus totaling $500,000 (five hundred thousand) dollars, which shall be calculated as a minimum profit of $2.5 on each option and which shall be multiplied by the number of options stated in Section 19.1 (Hereinafter: the “Third Bonus”) up until 30 days from the end of “The Third Bonus Period” as defined herein.

18.3.1	In Section 18.3 and in Section 19 the following terms shall have the meanings below:

“Options”– According to the meaning of the term in Section 19 below.

“Actual Sale Price” – The price at which the Options were actually sold, provided it was no lower than 10% of the Average Price.

“Minimal Sale Price” – $2.65 per Option Share.

“Average Price” – The average closing price of the ordinary shares of the Company traded on the NASDAQ (or another stock exchange) during the last seven trading days of each calendar month during the Third Bonus Period, but no lower than the Minimal Sale Price.

“Merger”-The merger of the Company with or into a different entity whereby the Company is wound up, or the transfer or the sale of a majority or of all the shares of the Company by its shareholders.

“Option Shares” – Shares that were issued to the Employee by the Company pursuant to exercise of the Options.

“The Third Bonus Period” -The period beginning on the day the Employee is first entitled to exercise the Options or a part thereof, and concluding upon the earlier of the following dates: (1) 4 (four) years after the foresaid beginning date; (2) the date of the cessation of the employee-employer relationship between the Employee and the Company (for the avoidance of doubt, for this purpose the end of the term of this Agreement shall be not be considered a cessation of the employee-employer relationship between the Employee and the Company if the employment of the Employee by the Company continues pursuant to this Agreement or pursuant to another agreement, after the end of the term of this Agreement); (3) the date that the Employee sells or requests to offer for sale all of the Option Shares following the term of this Agreement but is unable to carry out his will due to lack of economic viability. See Exhibit A to this Agreement that includes an illustrative example of this sub-section.

18.3.2	At the time of payment of the Third Bonus, all amounts that the Employee received from the actual sale of the Option Shares or that he would have received if he had sold the Option Shares, shall be deducted, subject to the conditions below, and all by reducing the exercise price of the Options which shall be transferred to the Company at the time of exercise of the Options. It is hereby clarified that (1) the following conditions shall apply to each and every tranche of the vested Options independently, (2) sale of Option Shares will first take place on account of Options bearing an earlier vesting date, and (3) An offer to sell Option Shares by the Employee on a stock exchange shall be considered a sale of the Option Shares even if the Option Shares were not actually sold. The Options that were offered for sale and were not sold shall be transferred onward and will be offered for sale in the future pursuant to the terms of this Agreement. Nonetheless, should the Employee later sell the same Option Shares that were offered for sale and not sold within the term of the agreement, and at a higher price than the price they were initially offered for sale, the sale offer of that portion of the Option Shares that were initially offered for sale shall not be considered to be an actual sale, and the Actual Sale Price, shall be deducted from the payment of the Third Bonus. Exhibit A of this Agreement includes an illustrative example of the implementation of the provisions of Section 18.3.

18.3.2.1	Should the Employee sell the Option Shares, at a price lower than the higher of the Minimum Sale Price and the Average Price applicable to that tranche of Options, then he will be regarded as having sold the Option Shares at the higher of: (1) the Minimum Sale Price or (2) the Actual Sale Price.

18.3.2.2	Should the Employee not exercise a portion of the Options (or part of a portion) which he could have exercised, or exercised but did not sell the Option Shares, then he will be considered to have sold the relevant Option Shares at the higher of the following prices: (1) the Average Price applicable to the relevant tranche of the Options Shares; or (2) the closing price of the Company shares on the NASDAQ on the last day of the Third Bonus Period, provided that the market price per share exceeds $1.41; or (3) the price paid for an ordinary share of the Company on the day the Merger transaction was consummated, provided that this price is no lower than $1.41.

18.3.3	In addition to the reduction mentioned in Section 18.3.2 above, the Third Bonus will be reduced by an amount equal to the inclusive total of all of dividends (gross) that were paid to the Employee during the Third Bonus Period on account of Option Shares.

18.3.4	In the event that the Company completes a Merger transaction during the Third Bonus Period, if the Merger transaction share price exceeds $1.41, the Company will accelerate the vesting of all of the unvested Options that have not yet been vested, and the Employee shall sell these Options within the framework of the Merger transaction, in accordance with the price set for the Merger. The sum realized from the sale of the Options shall be transferred to the Contract Trustee, in accordance with Section 19 below. In the event that the pre-tax profit which constituted the source of the sum deposited in trust with the Contract Trustee as discussed in Section 19 below is less than $500,000 gross at the time of consummation of the Merger transaction, the Company shall pay the Employee the balance of the bonus between the pre-tax profits that constituted the source of the sum deposited in trust with the Contract Trustee, and $500,000 gross. This payment will be credited to the Employee as salary in kind and the net balance after tax payments required by law shall be transferred to the Contract Trustee. In the event that the Merger share price is lower than $1.41, the remaining unexercised Options will be cancelled, and the Company shall pay the Employee the bonus balance between the pre-tax profits that constitute the source of the sum deposited in trust with the Contract Trustee, and $500,000. This supplementary sum shall be credited to the Employee as salary in kind and the net balance after the tax payments required by law will be transferred to the Contract Trustee. In each of the above scenarios, the end of the employer-employee relationship period shall be set at the earlier of 180 days following the Merger closing date and 31.12.06 and at the end of this period the Contract Trustee shall transfer to the Employee the Third Bonus, which will be composed of funds that have accumulated in the trust account from exercise of the Options and from sums transferred by the Company according to this section.

18.3.5	In the event that the Company become a private company via the acquisition of its shares on a stock exchange in a tender offer by one of the Company’s current shareholders (“Tender Offer”), and in the event that the share price at the time of the Tender Offer exceeds $1.41, the Company shall accelerate the vesting of all unexercised Options, and the Employee shall sell these Options at the time of the Tender Offer, in accordance with the Tender Offer price. The funds realized from the sale of the Options shall be transferred to the Contract Trustee as described in Section 19 below. In the event that the pre-tax profit that constituted the source of the sum deposited in trust with the Contract Trustee as stated in Section 19 below, is lower than $500,000 gross at the time of completion of the Tender Offer, the Company will pay the Employee the bonus discrepancy between the pre-tax profit that constituted the source of the sum deposited in trust with the Contract Trustee, and $500,000 gross. This supplementary sum shall be credited to the Employee as salary in kind, and the net sum remaining after the tax payments required by law shall be transferred to the Contract Trustee. Should the Tender Offer share price be lower than $1.41, the remaining unexercised Options shall be cancelled, and the Company shall pay the Employee the bonus discrepancy between the pre-tax profit that constituted the source of the sum deposited in trust with the Contract Trustee, and $500,000 gross. This supplementary sum shall be credited to the Employee as salary in kind, and the net remaining sum after the tax payments required by law shall be transferred to the Contract Trustee. In any case, in each of the above scenarios there shall be no change in the termination date of the employer-employee relationship as defined in this Agreement, and at the end of this period the Contract Trustee shall transfer to the Employee the Third Bonus, which shall be composed of Option exercise funds and the sums transferred by the Company to the trust account as described in this section.

18.3.6	In the event that the Company receives a receivership order which is not removed or cancelled after 30 days, or in the event that the Company enters into a stay of proceedings or in the event that liquidation proceedings are initiated against the Company and not ceased within 30 days, the end of the Third Bonus Period shall be the date on which each of the scenarios mentioned above is realized.

18.3.7	For the avoidance of doubt, the Company has the right to accelerate the vesting of any or all of the Options that have not yet been vested, according to its own discretion.

18.3.8	For the avoidance of doubt, it is hereby declared that the Employee and the Company consent that the Employee shall instruct the Options trustee to sell the Option Shares simultaneously with the exercise of the Options (same day sale).

18.3.9	At the conclusion of the Third Bonus Period, in the event that the Employee did not exercise the remaining Options due to lack of economic viability, these unexercised Options shall be cancelled, and the Company shall pay the Employee the bonus as described in this section. See Example 4 in Section 18.3.

18.4	With regard to payment of all of the bonuses mentioned in Section 18 above, and with regard to Section 19, the date of notice of termination of by the Company pursuant to Section 12.2, or, alternatively, by the Employee pursuant to Section 12.3, shall be considered to be the day on which the employment ceased and the employer-employee relationship ended, subject to the provisions of the last part of Section 12.3.

18.5	The parties hereby agree that the Company’s books and records regarding their rights and obligations with regard to the bonuses shall constitute proof of the accuracy of what is stated therein. Should one of the parties to this Agreement disagree with a detail stated above and/or with a calculation, the calculation shall be performed by the Company’s accountants and his determination shall bind the parties.

19.	Options

19.1	The Employee shall be entitled to 200,000 (two hundred thousand) Options in accordance with the Option Agreement attached hereto as Exhibit B (hereinafter: the “Options”). Subject to the provisions of the Option Agreement, the Options shall vest on a monthly basis throughout the term of the Agreement (from January 1, 2005 to December 21, 2006), and in tranches as follows: at the end of each Gregorian month, 8,333 Options per month for the first 23 months, and 8,341 Options shall vest on December 31, 2006. The Company shall ensure that the Options are allocated on the capital gains track, pursuant to Section 102 of the Income Tax Ordinance. The Employee hereby acknowledges that tax liability for the exercise and sale of the Options, including the case of exercise prior to the end of the period as defined in Section 102 of the Income Tax Ordinance, shall fall on the Employee only and shall not be taken into account for calculating the Third Bonus calculations or for any other purpose.

19.2	Subject to the Option Agreement, any compensation for the sale of Option Shares shall be transferred to the trustee pursuant to Section 102 of the Ordinance, and in accordance with what is set forth in Exhibit B of this Agreement (the “Options Trustee”). In accordance with income tax regulations and as set forth in Exhibit B, the Options Trustee must transfer consideration received for the Options to the Employee and the Company. In the event that the Employee exercises the Options before January 2, 2007, the consideration for the Options that was to have been received by the Employee shall be transferred directly to a trust account of another trustee to be appointed by both parties (the “Contract Trustee”). The Company shall credit the Employee salary in kind (which shall be calculated as the sale consideration less the exercise price), and shall transfer the tax payments to the tax authorities (in accordance with the marginal tax rate applicable to the Employee), as well as other applicable required payments, and shall transfer them to the authorities. The balance of profit, should there be one, shall be transferred by the Company to the Contract Trustee.

In the event that the Employee sells the Options on a date subsequent to January 1, 2007, the Company, in accordance with the provisions of Exhibit B and the aforementioned, shall transfer the required tax payments to the tax authorities and shall transfer to the Employee the balance of profit. In addition, the Employee shall not be required to transfer the exercise funds received from the Options Trustee to the Contract Trustee.

19.3	In the event that the Employee is dismissed pursuant to Section 12.2 or the Employee resigns pursuant to Section 12.3 of this Agreement, on a date prior to December 31, 2005, the Contract Trustee shall transfer the complete sum that has accumulated in his trust account to the Company (this sum is liquidated damages for the departure of the Employee prior to the end of the term of the Agreement). In addition, Options that have vested but have not been exercised shall expire, subject to Section 19.4.

19.4	In the event that the employer-employee relationship is terminated on a date following December 31, 2005 but prior to December 31, 2006, whether by the Company pursuant to Section 12.2 or, alternatively, by the Employee pursuant to Section 12.3, the Company shall transfer to the Employee approximately 100,000 Options, whether already vested, or have not yet vested, and the Company shall be accelerate their vesting in accordance with Section 18.3.5 of this Agreement. However alternatively, the Company, in its sole discretion, in the event that the remaining non-vested Options are fewer than 100,000, or by decision of the Company CEO, transfer to the Employee compensation comprised of unvested Options and/or un-exercised Options and of financial compensation to be calculated as follow: the number of Options required to make up the difference (meaning the difference between 100,000 Options and the number of Options that the Company shall actually transfer to the Employee, hereinafter: the “Supplementary Options”) multiplied by the Mean Compensation Per Option (as defined below). For the purposes of this section the Mean Compensation Per Option shall be calculated as follows: profits held by the Contract Trustee from the exercise of Options that vested during 2005 and divided by the number of Options actually sold during 2005. For the avoidance of doubt it is hereby clarified that for purposes of calculating the Mean Compensation Per Option in this section, only Options that vested during the Employee’s term of employment in accordance with Section 19.1 shall be taken into account, and not from funds resulting from the acceleration of unvested Options in 2006, in accordance with Section 18.3.5. In addition, notwithstanding the above, the Company’s CEO, at his own discretion, shall be entitled to transfer to the Employee as financial consideration the profits held by the Contract Trustee and resulting from the exercise and sale of the 100,000 Options that vested during 2005.

All vested Options held by the Employee after implementation of the provisions of this section shall expire after 90 days from the date of conclusion of the employer-employee relationship. Additionally, remaining Options from 2006 that have been transferred to the Employee, whether vested or not, shall expire upon the conclusion of the employer-employee relationship as stated above. The total profit held and accumulated in the trust account in possession of the Contract Trustee, and which have remained in his possession after implementation of the provisions of this section, shall be transferred by the Contract Trustee to the Company (this sum constitutes liquidated damages for the departure of the Employee prior to the end of the term of the Agreement).

20.	Miscellaneous

20.1	Should it is determined by an authorized court that any of the provisions in this Agreement cannot be enforced and/or lacks validity for any reason (a “defective provision”), this shall not impair and/or cancel the validity of the Agreement’s remaining provisions. Any change in the defective provision shall be made via written agreement, with the concurrence of both parties and in accordance with the spirit and the letter of the provision as it appears in this Agreement.

20.2	The Employee undertakes, during the term of his employment by the Company and after cessation of his employment, not to assist any civil action taken against the Company and/or bodies connected with it, unless such assistance is required by law; the Employee also undertakes to render any reasonable assistance requested of him by the Company in any legal action in which the Company may become involved. The foregoing does not apply to actions taken by the Employee against the Company or to actions taken against the Company in which the Employee is one of the claimants.

20.3	The parties declare their addresses for purposes of this Agreement as stated in the introduction above, and any notice sent by one party to the other via registered mail shall be considered to have reached its destination within 4 business days from the time of being submitted for delivery by registered mail, and if delivered in person – at the time of delivery.

20.4	The parties declare that they have read this Agreement and its attached appendices carefully, have understood its contents and have signed it of their own free will. It is agreed that this Agreement constitutes, inter alia, a notice pursuant to the Notice to Employees (Employment Conditions) Law – 2002. It is clarified that nothing herein shall derogate from any right of the Employee pursuant to any law, expansion order, and collective agreement, to the extent they are applicable.

20.5	The Employee undertakes to keep confidential the contents of this Agreement and any item related to the conditions of his employment, and not to reveal them to a third party, except for his own legal counsel or accountants, without the Company’s written agreement.

20.6	The Employee acknowledges that the validity of the Agreement and its conditions are subject to authorizations by the Company’s Audit Committee and Board of Directors, to be obtained by January13, 2005. The Company must inform the Employee in writing by January16, 2005 in the event that this Agreement is not approved by the Company’s Audit Committee and Board of Directors.

20.7	Any change in this Agreement shall be made in writing and with the agreement of both parties.

20.8	The parties agree that the authorized courts of Tel Aviv shall have the sole authority to deliberate over any instance of dispute concerning this Agreement.

And in witness thereof the parties have signed

The Company	The Employee

Appendix A

Numerical example of the Options’ effect on the Third Bonus

For illustration purposes it should be assumed that the situation is being tested when the middle of March, 2005 is the date of completion of the Third Bonus Period.

End of month	No. of vested Options	No. of Option Shares sold	Average price per Option Tranche	Average price at 10% reduction
January 2005	8,333	6,000	$2.50	--
February 2005	8,333	5,000	$3.00	$2.70
Total	16,666	11,000

1.	With regard to January, 2005 (when the situation is actually being tested at the beginning of February), if the Employee sold 6,000 Option Shares at a price lower than the minimum price, he shall be considered as having sold these Option Shares at a price of $2.65 (the minimum price).

2.	With regard to February, 2005 (when the situation is actually being tested at the beginning of March), if the Employee sold 5,000 Option Shares (in addition to the 6,000 Option Shares that he already sold as stated in Item 1 above), one of the following shall be applicable:

A.	If the Employee sold the Option Shares at a price of $2.50, he will be considered as having sold the 2,333 Option Shares remaining from January at a price of $2.65, and the 2,667 Option Shares from February at a price of $2.70.

B.	If the Employee sold the Option Shares at a price of $2.65, he will be considered as having sold the 2,333 Option Shares remaining from January at a price of $2.65 and the 2,667 Option Shares from February at a price of $2.70.

C.	If the Employee sold the Option Shares at a price of $2.70, he will be considered as having sold all 5,000 Option Shares at a price of $2.70 (although the 2,667 Option Shares from February were sold at a price lower than the average minimum price of $3.00, this is still within the permissible framework of the 10% reduction).

D.	If the Employee sold the Option Shares at a price of $3.10, he will be considered as having sold all 5,000 Option Shares at a price of $3.10.

Summary table for February 2005

Alternative	Minimum price	Average price per tranche vested in February	Avg. price with 10% reduction	Actual sale price	Considered as having sold at -
A	$2.65	$3.00	$2.70	$2.50	2,333 from January at $2.65 2,667 from February at $2.70
B	$2.65	$3.00	$2.70	$2.65	2,333 from January at $2.65; 2,667 from February at $2.70
C	$2.65	$3.00	$2.70	$2.70	All 5,000 shares at $2.70
D	$2.65	$3.00	$2.70	$3.10	All 5,000 shares at $3.10

3.	For purposes of calculating the Third Bonus reduction, let us assume that Alternative B of Item 2 above is the applicable one.

January 2005:	($2.65-$1.41)*8,333 = $10,333
February 2005:	($2.70-$1.41)*2,667 = $3,440

Total accumulated profits for January and February – $13,773.

Section 18.3.2 of the Agreement states that for purposes of Third Bonus reduction Option Shares that the Employee has not exercised or sold will also be taken into account. In this example, the Employee did not exercise 5,666 Option Shares belonging to the tranche that vested in February 2005. For purposes of this example let us assume that the relevant alternative is alternative 1 in Section 18.3.2.2. The average price applicable to the relevant Options is $3.00, as stated above. The sum to be deducted for these shares:

5,666*($3.00-$1.41) = $9,009

Total sum for reduction from the Third Bonus: $10,333 + $3,440 + $9,009 = $22,782

4.	Example in accordance with Section 18.3.7:

In the event that the share price on December 31, 2006 is $1.35 (or any price lower than $1.41), and should the Employee seek to sell the options, the action will not be profitable since the sum that would be received from exercise of the options will be lower than the price that he will be required to pay the Company. In this case the remaining unexercised options will be cancelled and the Employee will receive a bonus of $2.5 per each cancelled option.